Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
(In thousands)	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before taxes	$(10,309)	$388,282	$386,685	$342,210	$260,993
Fixed charges, less capitalized interest	80,167	61,998	42,328	25,340	16,861
Amortization of capitalized interest	181	96	318	—	200
Total earnings	70,039	450,376	429,331	367,550	278,054

Interest expensed and capitalized	33,429	25,726	14,655	5,527	3,026
Estimate of interest within rental expense (1)	47,274	37,164	28,585	19,812	13,905
Total fixed charges	$80,703	$62,890	$43,240	$25,339	$16,931

Ratio of Earnings to fixed charges (2)	—	7.2	9.9	14.5	16.4

(1) Represents one third of rental expenses which is considered representative of the interest factor of operating leases.

(2) In 2017, our earnings were insufficient to cover our fixed charges by approximately $10.7 million.